October 15, 2009

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Florida Gaming Corporation Form 10-K for the fiscal year ended December 31, 2008 Filed December 31, 2008 File No. 000-09099

Dear Ms. Cvrkel:

In reply to the agency’s request for additional information regarding the Company’s filing of Form 10-K for the fiscal Year ended December 31, 2008, we are providing  the additional information below in response to your most recent comments:

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis, page 14

1.
We note your response to our prior comments number one but require further clarification.  Please explain in greater detail the nature and terms of the agreement and related payments made in connection infrastructure improvements to Dade County.  Your response should include, but not be limited to, the payment terms and whether the agreement provided any other economic benefit besides the placement of the referendum on future ballots in exchange for the payments of the infrastructure improvements.  Also, please explain why you believe expense recognition was the appropriate accounting treatment at the time each of the cash payments were made ($500,000 and $833,333 in fiscal 2005 and 2008, respectively).

The agreement with Miami-Dade County describes the infrastructure improvements as expenses related to planning and developing road, signal and sign improvements to handle additional traffic at and near the three pari-mutuel facilities; forecasting and planning necessary enhancements to the rail and bus transit system on routes to and from the pari-mutuel facilities; planning and development of additional infrastructure needs at the airport and seaport to accommodate increased tourist traffic resulting from the presence of slot machines in the County; planning and development of a coordinated marketing and promotional campaign related to having slot machines in the County; and/or studying new economic development opportunities, such as hotel and resort complexes, retail centers and restaurants, presented by having slot machines in the County.

Payment terms of the agreement required each of the three pari-mutuels to make a payment of $1,333,333 within ten calendar days following the County commissioners’ approval of the agreement.   The Company paid $500,000 of the $1,333,333 in 2005  and expensed the payment in 2005 regarding this agreement because  there was no certain future economic benefit to the Company and the money was not refundable.  The remaining $833,333 payment was made on behalf of the Company by two competing pari-mutuel facilities.   This payment was made by the two competing facilities to satisfy the County’s overall demand of $3,999,999 on the part of the three facilities combined.  If the $3,999,999 payment was not made by the pari-mutuels, all possible economic benefits to all three facilities may have been forfeited.  No economic benefits were to accrue to the Company unless a 2005 referendum on the gaming question passed. At this point, the Company’s obligation for the 2005 election had been settled.  The only possible expense which remained was the $833,333 contingent liability to the two competing facilities and this expense would only need to be paid if the gaming question passed, an event whose likelihood appeared diminished after the 2005 election results were tallied.  The 2008 election passed the gaming question which also initiated the Company’s $833,333 obligation to the two competing facilities.  This was evidenced by a note payable not a cash payment.  We expensed the entire $833,333 in 2008 because the payment was due and payable upon the passage of the gaming question, and the payment’s economic benefit did not extend past 2008.

2.
We note that you indicate in your response to our prior comment number two that you recognized a charge of $833,333 in fiscal 2008 because the related liability was directly contingent on the passage of the gaming question which occurred in 2008.  However, we note from your response to prior comment number three that each facility was required to pay $1,333,333 to Dade County.  In this regard, if the Company was required to make such payments to Dade County regardless of the outcome of the passage of the gaming question, it is unclear why the recognition of the payment of $833,333 within the financial statements was contingent upon the passage of the gaming question.  Please advise or revise your financial statements to properly reflect the payment at the time the agreement was entered into in fiscal 2005.

The competing facilities were willing to make the $833,333 payment on behalf of the Company to ensure the referendum was voted on in 2005.  The Company was not required to repay the  $833,333 note to the two competing facilities until the passage of the gaming question.  If the gaming referendum never passed, there would have been no payment on this note.  Since the Company was only willing to sign the agreement with the County in conjunction with the contingent note with the two competing facilities, and it was uncertain if the Company would ever have to satisfy the note obligation, we believe it was appropriate to record an expense of only $500,000 in 2005 with the balance of the expense recorded in 2008 once the note contingency was removed.

3.
Notwithstanding the above, we note that you indicate from your response to our prior comment number three that the promissory note with the pari-mutuel facilities specifically states that neither the liability would be payable nor interest was to begin accruing on the note until the passage of the gaming question.  In this regard, please clarify for us whether the Company was obligated to repay the promissory note to the pari-mutuel facilities in the event that passage of the gaming question did not occur.  If so, please tell us why you believe that you were not required to record a liability at the time the promissory note was executed on your behalf.  We may have further questions upon receipt of your response.

In the event that passage of the gaming question did not occur, there was no payment of principal or interest required on the $833,333 note to the two competing facilities.

Note H. Long-Term Debt, page 57

4.
We note your responses to our prior comments number eight and nine that you determined the new debt arrangements with ICC and Freedom Holdings were not substantially different from the original debt instruments in accordance with EITF No. 96-19.  Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for amended promissory note with ICC and refinanced note with Freedom Holding in the Company’s financial statements.  Your response and your revised disclosures should explain how you accounted for any unamortized deferred costs associated original debt instruments at the time of the amendments and refinancing as well as any fees or costs incurred in connection with the amendment and refinancing.  We may have further comment upon receipt of your response.

The ICC and Freedom Holding notes were accounted for as debt refinances.  No unamortized costs remained on our books for the original ICC note as of the maturity date on the note, December 31, 2008.  The Company incurred costs of approximately $46,000 to amend the ICC note and these costs are being amortized on a strait-line basis over the life of the note, December 31, 2008 through December 31, 2009.  No unamortized deferred costs remained on our books for the original Freedom Holding debt as of the maturity date on the note, November 1, 2008.  The Company incurred costs of approximately $13,000 to refinance the Freedom Holding note and these costs were amortized on a straight-line basis from November 1, 2008 through May 1, 2009.  We will  present these details in our future filings.

Please do not hesitate to contact the undersigned at (812) 945-7211 if you have any further questions or need any additional information.

Very truly yours, /s/ Kimberly Tharp Kimberly Tharp Chief Financial Officer